Exhibit 1

SYNERON MEDICAL LTD.

Tavor Building Industrial Zone,

Yokneam Illit 20692,

Israel

May 20, 2005

Dear Shareholder:

        You are cordially invited to attend an Annual General Meeting of Shareholders of Syneron Medical Ltd., an Israeli corporation, scheduled to be held at the offices of the Company, Tavor Building, 3rd floor, Industrial Zone, Yokneam Illit, 20692, Israel on June 22, 2005 at 5:00 p.m. Israel local time.

        As described in the accompanying Notice of the Annual General Meeting of Shareholders and Proxy Statement, shareholders will be asked to (1) vote on the re-election of director Dr. Kreindel whose current term expires at the meeting, (2) vote on the re-election of director Mr. Mizrahy whose current term expires at the meeting, (3) approve the re-appointment of independent auditors for the Company’s 2005 fiscal year and an additional period until the next Annual General Meeting, (4) authorize the Board, according to recommendation of the Audit Committee, to fix the independent auditors’remuneration for auditing services and for additional services, and (5) approval of the service terms of Dr. Shimon Eckhouse according to Israeli Companies Law 1999 requirement for related parties transactions.

        Your vote is very important, regardless of the number of shares you own. I urge you to vote your proxy as soon as possible. Whether or not you plan to attend the Annual General Meeting in person, I urge you to sign, date and promptly return the enclosed proxy card in the accompanying postage prepaid envelope. You may, of course, attend the Annual General Meeting and vote in person even if you have previously returned your proxy card.

        On behalf of the Board of Directors and all of the employees of the Company, I wish to thank you for your continued support of the Company.

Sincerely yours,

Dr. Shimon Eckhouse

Chairman of the Board

SYNERON MEDICAL LTD.

Tavor Building, Industrial Zone,

Yokneam Illit 20692,

Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on June 22, 2005

        The Annual General Meeting of Shareholders of Syneron Medical Ltd., an Israeli corporation, will be held at the offices of the Company, Tavor Building, 3rd floor, Industrial Zone, Yokneam Illit, 20692, Israel on June 22, 2005 at 5:00 p.m. Israel local time, subject to adjournment or postponement by the Board of Directors, for the following purposes:

1.	vote on the re-election of director Dr. Kreindel whose current term expires at the meeting;

2.	vote on the re-election of director Mr. Mizrahy whose current term expires at the meeting;

3.	To re-appoint the independent auditors of the Company for the 2005 fiscal year ending on December 31, 2005 and an additional period until the next Annual General Meeting;

4.	To authorize the Board, according to recommendation of the Audit Committee, to fix the independent auditors’ remuneration for auditing services and for additional services;

5.	approve the service terms of Dr. Shimon Eckhouse according to Israeli Companies Law 1999 requirement for related parties transactions;

6.	To transact such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

The Company will also lay before the meeting the financial statements of the Company for the fiscal year ended December 31, 2004 pursuant to the provisions of the Israeli Companies Law 1999.

        Only holders of record of ordinary shares of the Company on May 13, 2005, will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournment or postponement thereof.

        In order to constitute a quorum for the conduct of business at the General Meeting, it is necessary that holders of 40% of all outstanding shares of Ordinary Shares be present in person or be represented by proxy. Your attention is called to the accompanying proxy statement. To assure your representation at the General Meeting, please date, sign and mail the enclosed proxy, for which a return envelope is provided. Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

By order of the Board of Directors,

David Schlachet

Chief Financial Officer

Yokneam Illit, Israel
May 20, 2005

PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY.

If you have any questions, or have any difficulty voting your shares, please contact
David Schlachet, Esq., Chief Financial Officer at (972 4) 9096200.

TABLE OF CONTENTS

Notice of Annual General Meeting of Shareholders

PROXY STATEMENT

Proposal No. 1	RE-ELECTION OF DIRECTOR DR. KREINDEL WHOSE CURRENT TERM EXPIRES AT THE MEETING

Proposal No. 2	RE-ELECTION OF DIRECTOR MR. MIZRAHY WHOSE CURRENT TERM EXPIRES AT THE MEETING

Proposal No. 3	RE-APPOINTMENT OF INDEPENDENT AUDITORS

Proposal No. 4	AUTHORIZE THE BOARD TO FIX THE AUDITORS' REMUNERATION

Proposal No. 5	APPROVAL OF THE SERVICE TERMS OF DR. SHIMON ECKHOUSE ACCORDING TO ISRAELI COMPANIES LAW 1999 REQUIREMENT FOR RELATED PARTIES TRANSACTIONS

i

SYNERON MEDICAL LTD.

Tavor Building, Industrial Zone,

Yokneam Illit 20692,

Israel

PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 22, 2005
INTRODUCTION

        This proxy statement is furnished in connection with the solicitation by the Board of Directors (“Board”) of Syneron Medical Ltd., an Israeli corporation (“Syneron”or the “Company”), of proxies for use at the Annual General Meeting of Shareholders of the Company scheduled to be held at the offices of the Company located at Tavor Building, 3rd floor, Industrial Zone, Yokneam Illit, 20692, Israel on June 22, 2005 at 5:00 p.m. Israel local time, and at any and all postponements and adjournments thereof.

INFORMATION REGARDING VOTING AT THE ANNUAL GENERAL MEETING

General
        At the Annual General Meeting, the shareholders of the Company are being asked to consider and to vote upon (1) the re-election of director Dr. Kreindel whose current term expires at the meeting (see proposal No. 1 at pages 3 and 4 of this proxy statement); (2) the re-election of director Mr. Mizrahy whose current term expires at the meeting (see proposal No. 2 at pages 3 and 4 of this proxy statement); (3) the re-appointment of the independent auditors of the Company for the 2005 fiscal year ending on December 31, 2005 and an additional period until the next Annual General Meeting (see proposal No. 3 at page 5 of this proxy statement); (4) To authorize the Board, according to recommendation of the Audit Committee, to fix the independent auditors’ remuneration for auditing services and for additional services; (see proposal No. 4 at page 6 of this proxy statement); (5) the approval of the service terms of Dr. Shimon Eckhouse according to Israeli Companies Law 1999 requirement for related parties transactions (see proposal No. 5 at page 7 of this proxy statement); (6) the transaction of such other business as may properly come before the Annual General Meeting or any or all adjournments or postponements thereof.

Shares represented by properly executed proxies received by the Company will be voted at the Annual General Meeting in the manner specified therein or, if no instructions are marked on the proxy card, FOR the Board recommendation and the required vote of each of the proposals. Although management does not know of any other matter to be acted upon at the Annual General Meeting, unless contrary instructions are given, shares represented by valid proxies will be voted by the persons named on the accompanying proxy card in accordance with their respective best judgment with respect to any other matters that may properly come before the Annual General Meeting.

        The approximate date on which this proxy statement and the enclosed proxy card are first being sent to shareholders is May 20, 2005.

Principal Executive Office
             The mailing address of the principal executive offices of the Company is Tavor Building, 3rd floor, Industrial Zone, P.O.Box 550 Yokneam Illit, 20692, Israel, and our telephone number there (972 4) 9096200.

Record Date and Voting
        May 13, 2005 has been set as the record date for the Annual General Meeting. Only shareholders of record on Friday May 13, 2005, will be entitled to notice of and to vote at the Annual General Meeting. On the record date, 24,634,298 shares of the Company’s ordinary shares, par value NIS0.01 per share (the “Ordinary shares”), were outstanding. Each share of outstanding Ordinary Share is entitled to one vote on each matter to be voted on at the Annual General Meeting.

        The presence, in person or by proxy, of the holders of at least 40% of the voting power of the shares issued and outstanding and entitled to vote is necessary to constitute a quorum at the Annual General Meeting. In the event there are not sufficient votes for a quorum at the time of the Annual General Meeting, the Annual General Meeting will be adjourned by 7 days to Wednesday, June 29, 2005 at 5:00 p.m. Israel local time, in order to permit the further solicitation of proxies.

        Abstentions and broker non-votes are counted for the purpose of determining the presence or absence of a quorum for the transaction of business. Resolutions are passed by a count of the votes cast, and therefore votes that are withheld and broker non-votes will be excluded entirely from the vote and will have no effect.

Any shareholder proposals that properly come before the General Meeting require, in general, the affirmative vote of a majority of the votes cast.

        Shareholders should complete and return the proxy card as soon as possible. To be valid, the proxy card must be completed in accordance with the instructions on it and received at the address set forth below by no later than 5:00 p.m., Israel local time, on June 22, 2005:

Syneron Medical Ltd.
Att. Mr. Yoram Sadeh
Industrial Zone, P.O.Box 550
Yokneam Illit, 20692, Israel

Revocation of Proxies
        Execution of a proxy will not in any way affect a shareholder’s right to attend the Annual General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised. A proxy may be revoked by either:

—	delivering to the Chairman of the Board of the Company, prior to the commencement of the General Meeting, either a written notice of revocation or a duly executed proxy bearing a later date at the address set forth above; or

—	voting in person at the General Meeting.

Solicitation
        The Company is making this solicitation, and the cost of preparing, assembling and mailing the Notice of Annual General Meeting of Shareholders, this Proxy Statement and the enclosed proxy card will be paid by the Company. Following the mailing of this proxy statement, directors, officers and other employees of the Company may solicit proxies by mail, telephone, e-mail or in person. These persons will receive no additional compensation for these services. Brokerage houses and other nominees, fiduciaries and custodians nominally holding shares of Ordinary shares of record will be requested to forward proxy soliciting material to the beneficial owners of such shares.

Proposals No. 1 & No. 2
RE-ELECTION OF CLASS I DIRECTORS

Background
        According to the Company’s Articles of Association, the directors are elected in three staggered classes by the vote of a majority of the ordinary shares present and entitled to vote (except for the external directors who are elected according to the provisions of the Israeli Companies Law 1999). At every Annual General Meeting a class of directors is voted, so that the regular term of only one class of directors expires annually. At this Annual General Meeting, the term of the first class, consisting of Dr. Kreindel and Mr. Mizrahy, will expire.

        The Nomination Committee, the Audit Committee and the Board of Directors have all recommend to re-elect Dr. Kreindel and Mr. Mizrahy as class I directors for an additional three-year term.

Nominees for Election
Set forth below are the names and certain information concerning the persons recommended by the Nomination Committee, the Audit Committee and the Board. The information set forth below as to the nominee has been furnished by the nominee.

Name	Age	Term Expires	Background
Dr. Michael Kreindel	39	2008	Dr. Kreindel has served as the Company's chief technology officer and a member of the board of directors since the Company's inception in July 2000. From 1994 to 2000, Dr. Kreindel was first a senior scientist and then project and program manager in ESC Sharplan. Dr. Kreindel was leader of a scientific group in the Institute of Electrophysics in Russia. Dr. Kreindel has an M.A. in experimental and plasma physics from the Ural Politechnical Institute in Russia and a Ph.D. in pulsed power, gas discharge and plasma physics from the Institute of Electrophysics in Russia.

Name	Age	Term Expires	Background
Mr. Moshe Mizrahy	52	2008	Mr. Mizrahy has served as the Company's chief executive officer since 2001 and has been a member of the Company's board of directors since November 2001. Mr. Mizrahy is currently a director of CardioDex Ltd., Replicom Ltd. and Galil Winery. From 1996 until 2001, Mr. Mizrahy's primary business was as the founder and owner of Business Strategy Group, a strategic planning consulting group. Mr. Mizrahy served as corporate engineering and strategic planner with AVX-Kyocera Corporation, an electronic components and devices company, from 1980 to 1986. Mr. Mizrahy served as president of Zag Industries Ltd., a manufacturer of consumer plastic products. Mr. Mizrahy holds a B.Sc. in industrial engineering from the Tel-Aviv University in Israel and an M.B.A. from Pace University in New York, New York.

        The Company has been advised by the nominees named in this proxy statement that they are willing to be named as such herein and are willing to serve as a director if elected. However, if any of the nominees should be unable to serve as a director, the enclosed proxy will be voted in favor of for a substitute nominee selected by the Board of Directors.

Board Recommendation and Required Vote for Proposal No. 1
        The Board of Directors recommends that you vote FOR the re-election of Dr. Kreindel. Unless authority to do so is withheld, the proxy holder named in each proxy will vote the shares represented thereby FOR the re-election of the director named above. Assuming the presence of a quorum, directors will be re-elected by a majority of the votes cast.

Board Recommendation and Required Vote for Proposal No. 2
        The Board of Directors recommends that you vote FOR the re-election of Mr. Mizrahy. Unless authority to do so is withheld, the proxy holder named in each proxy will vote the shares represented thereby FOR the re-election of the director named above. Assuming the presence of a quorum, directors will be re-elected by a majority of the votes cast.

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve each of the above resolutions.

Proposal No. 3

RE-APPOINTMENT OF INDEPENDENT AUDITORS

        In accordance with the Israeli Companies Law, the Company’s shareholders have the authority to appoint the Company’s independent auditors. At the meeting, shareholders will be asked to re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global, as the Company’s independent auditors for the Company’s 2005 fiscal year ending December 31, 2005 and an additional period until the next Annual General Meeting.

Board Recommendation and Required Vote

        The Board of Directors recommends that you vote FOR the re-appointment of the independent registered public accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the Company’s 2005 fiscal year ending December 31, 2005 and an additional period until the next Annual General Meeting.

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

Proposal No. 4

TO AUTHORIZE THE BOARD TO FIX THE AUDITORS’ REMUNERATION

        In accordance with the Israeli Companies Law, the Company’s shareholders have the authority to authorize the Board, according to the recommendation of the Audit Committee, to fix the independent auditors’ remuneration for auditing services and for additional services.

Board Recommendation and Required Vote

        The Board of Directors recommends that you vote FOR authorizing the Board to fix the remuneration of the independent registered public accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global for the auditing services related to the Company’s 2005 fiscal year ending December 31, 2005 and such additional term until the next Annual General Meeting, such fee to include, without limitation, all related auditing services of the Company and its subsidiaries worldwide, including consolidation and tax report preparation and submission, and from time to time to fix such auditors remuneration for additional services.

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.

Proposal No. 5

APPROVE OF THE SERVICE TERMS OF

DR. SHIMON ECKHOUSE

Background

        The Israeli Companies Law requires that a transaction concerning compensation of a director in any capacity be approved by the Company’s Audit Committee, Board of Directors and Shareholders.

        The company business interests require it to seek the services of Dr. Shimon Eckhouse who currently also serves as the Chairman of the Board. The Compensation Committee, the Audit Committee and the Board of Directors, have all recently adopted resolutions and guidelines concerning the service terms between the Company and Dr. Eckhouse through a company controlled by Dr. Eckhouse (“Management Company”). Dr. Eckhouse was not present and did not vote in any committee or Board meeting concerning the service terms. The Main terms of service are:

Nature of Service & Scope	The services provided by Dr. Eckhouse are mainly R&D services as part of the R&D team and also includes services as Chairman of the Board of Directors of the Company. Also, he may be called to serve as board member in certain subsidiaries of the Company.
The scope of service is approximately 60% of a full time position.

Fee	The Management Company shall be entitled to a monthly retainer at a gross sum of USD 15,600 plus VAT.

Term & Termination	This arrangement is effective as of October 1, 2004, subject to this shareholder approval.
The term of the Agreement is made for an indefinite term terminable by either party at a 14 days prior written notice.

Bonus	As appreciation of the extensive efforts provided by Dr. Eckhouse prior to October 1, 2004, the Company awards the Management Company a one-time bonus at a gross sum of USD 62,400 plus VAT.

Expenses	the Management Company will be reimbursed for out of pocket expenditures related to performance of the Services in accordance with the Company's procedures. Such expenses exclude car maintenance, which is included in the Fee.

Options	100,000 options to be awarded (directly to Dr. Exkhouse or in the name of the Management Company) in the next option grant made by the Company. The vesting schedule and exercise price will be determined upon the grant.

In view of the above resolutions the Company wishes to seek the approval of the Annual General Meeting of the shareholders for the service terms between the Company and the Management Company and Dr. Eckhouse.

Board Recommendation and Required Vote

        The Board of Directors, in light of the recommendations of the Compensation Committee and Audit Committee, recommends that you vote FOR the approval of service terms with the Management Company for the services of Dr. Eckhouse.

The affirmative vote of the holders of Ordinary Shares representing a majority of the votes cast is required to approve the above resolution.